ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 16, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Jeffrey P. Riedler/Matthew Jones — Legal
James Peklenk/Mary Mast — Accounting

Re:                             Supplemental Materials of the Company’s response dated August 7, 2013
Acceleron Pharma Inc.
Registration Statement on Form S-1 filed August 7, 2013
File No. 333-190417

Ladies and Gentlemen:

On behalf of Acceleron Pharma Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR Supplement B and C as previously referenced in the Company’s response dated August 7, 2013.

For your convenience, the Company is supplementally providing to the Staff four (4) copies of the above materials.

If you should have any questions about this letter or require any further information, please call the undersigned at 617-235-4734.

Very truly yours,

/s/ Rachel Phillips

Rachel Phillips

cc:        John Knopf
John Quisel

Supplement B

CY 2011 ($ 000s)	Ariad	ImmunoGen*	ArQule	Array*	Infinity
Annual revenues	$25,300	$21,869	$47,310	$82,245	$92,773
Annual product revenues	$0	$0	$0	$0	$0
Net income/(loss)	($123,603)	($63,389)	($10,762)	($40,638)	($40,042)
Assets	$320,712	$208,219	$117,051	$82,152	$124,490
Equity	$220,141	$115,344	$29,729	($127,193)	$15,433

Market/In reg, #:	0	0	0	0	0
Marketed	N/A	N/A	N/A	N/A	N/A
In registration	N/A	N/A	N/A	N/A	N/A
Clinical stage, #:	3	7	4	16	3
Ph 3	ridaforolimus - soft- tissue and bone sarcoma (partnered)	TDM-1 - metastatic disease	tivantinib - NSCLC (partnered)	N/A	N/A

Ph 2	ponatinib - CML/cancer & solid tumor	N/A	N/A

ARRY-797 - pain ARRY-520 - MM AZD8330 and selumetinib - cancer (partnered) MEK162 and MEK 300 - cancer (partnered) danoprevir - Hep C (partnered)

ARRY-543 - cancer (partnered) LY2603618 - cancer (partnered)

					saridegib - myelofibrosis/cancer Hsp90 - NSCLC

Ph 1	AP26113 - NSCLC (Ph1/2)	IMGN901 - SCLC (ph I/II) IMGN388 - solid tumors SAR3419 - NHL (partnered) SAR650954 - hem malign (partnered) SAR566658 - NHL (partnered) BT062 - MM (partnered)	ARQ621 ARQ736 ARQ092 (partnered)

ARRY-502 - inflammation ARRY-380 - breast cancer ARRY-614 - MDS AMG 151 - diabetes (partnered)

GDC-0068 - cancer (partnered) VTX-2337 - cancer (partnered) VTX-1463 - allergy (partnered) ARRY-382 - cancer (partnered)

ARRY-575 and GDC-0425 - cancer (partnered)

					PI3K - inflammation

*ImmunoGen and Array have FYE June 30

	ImmunoGen
	Annual revenue	Net loss
10K	19305	-58274
10Q ’10	7589	-27121
10Q ’11	10153	-32236
	21869	-63389

	Array
	Annual revenue	Net loss
10K	71901	-56324
10Q ’10	35014	-23072
10Q ’11	45358	-7386
	82245	-40638

CY 2012 ($ 000s)	Ariad	ImmunoGen*	ArQule	Array*	Infinity
Annual revenues	$558	$12,907	$36,414	$73,987	$47,114
Annual product revenues	$0	$0	$0	$0	$0
Net income/(loss)	($220,872)	($90,668)	($10,872)	($40,081)	($53,964)
Assets	$180,193	$230,837	$134,193	$128,373	$335,660
Equity	$112,851	$135,995	$81,029	($31,717)	$310,205

Market/In reg, #:	1	1	0	0	0

Marketed	Iclusig (ponatinib) - CML/cancer (approved Dec ’12)	N/A	N/A	N/A	N/A

In registration	N/A	TDM-1 - metastatic disease	N/A	N/A	N/A

Clinical stage, #:	2	10	5	14	2

Ph 3	ridaforolimus - soft-tissue and bone sarcoma (partnered)	N/A	tivantinib - HCC/NSCLC (partnered)	N/A	N/A

Ph 2	AP26113 - NSCLC	IMGN901 - SCLC (ph I/II) SAR3419 - NHL (partnered)	N/A

ARRY-797 - pain ARRY-520 - MM ARRY-502 - inflammation selumetinib - cancer (partnered)

MEK162 - cancer (partnered) danoprevir - Hep C (partnered) AMG 151 - diabetes (partnered) ARRY-543 - cancer (partnered) LY2603618 - cancer (partnered) GDC-0068 - cancer (partnered) LY2603618 - cancer (partnered)

					IPI-145 (PI3K) - inflammation/asthma retaspimycin (Hsp90) - NSCLC

Ph 1	N/A

IMGN388 - solid tumors IMGN529 - cancer BT062 - MM (partnered) SAR650984 - hem malign (partnered)

SAR566658 - NHL (partnered) BAY 94-9343 - cancer (partnered) Amgen TAP 1 - cancer (partnered) Amgen TAP 2 - cancer (partnered)

			ARQ621 - cancer ARQ736 - cancer ARQ087 - cancer ARQ092 (partnered) - cancer	ARRY-614 - MDS GDC-575 and GDC- 0425 - cancer (partnered) ARRY-382 - cancer (partnered) VTX-2337 - cancer (partnered)	N/A

*ImmunoGen and Array have FYE June 30

	ImmunoGen
	Annual revenue	Net loss
10K	16357	-73319
10Q ’11	10153	-32236
10Q ’12	6703	-49585
	12907	-90668

	Array
	Annual revenue	Net loss
10K	85135	-23581
10Q ’11	45358	-603
10Q ’12	34210	-17103
	73987	-40081

Supplement C

FAQ 7.3.1 of the Ernst and Young publication.

7.3.1                     Deferred revenue related to a materially modified arrangement

As a result of applying the existing guidance in ASC 605-25 (prior to the adoption of ASU 2009-13), an entity may have deferred revenue recorded on its balance sheet related to delivered elements because the separation criteria within that guidance were not met.

However, if that contract is materially modified (see Chapter 7.2 for a discussion on determining when a contract is materially modified) after the date the entity adopts the provisions in ASU 2009-13, that contract should now be accounted for in accordance with the revised guidance. Under the revised guidance, it is more likely that the elements within the arrangement will meet the separation criteria and, therefore, revenue could be recognized for those delivered elements. It is important to note, however, that if the delivered element giving rise to the deferred revenue still does not meet the separation criteria based on the provisions of ASU 2009-13, then no adjustment to the deferred revenue would be appropriate.

For an entity that adopts ASU 2009-13 prospectively, the guidance requires that its provisions be applied to contracts that are materially modified after the date of adoption. This is even if the original contract was entered into prior to the year of adoption. However, ASU 2009-13 does not specifically address how deferred revenue should be adjusted upon the material modification of a contract. As a result, we believe there may be more than one acceptable method entities could use to calculate the adjustment to deferred revenue, as follows:

•                       Alternative A — Reallocate the arrangement consideration to all of the identified elements in the arrangement (both delivered and undelivered) based on the information available today. Allocated consideration is recognized in revenue for all delivered elements (adjusting deferred revenue as appropriate), and consideration attributable to the undelivered elements is recognized in the future as those elements are delivered. As discussed further below, we believe this approach is preferable but may be difficult to apply in all situations.

•                       Alternative B — Determine the estimated selling price (using VSOE, TPE or best estimate, as appropriate) for the remaining undelivered elements as of the date of the material modification and allocate arrangement consideration equal to that estimated selling price to the undelivered items. This amount is deducted from the sum of the consideration to be received in the future plus any deferred revenue, with the remainder recognized as revenue on the modification date.

Each of these two alternatives is discussed further below.

Some have suggested a possible third alternative is to not recognize any adjustment of the deferred revenue at the date of the material modification of the contract and instead allocate that deferred revenue plus any remaining consideration to be received to the remaining undelivered elements, based on the relative-selling-price method. However, we do not believe that this is an acceptable method of accounting for material modifications of contracts with original inception dates that preceded the adoption of ASU 2009-13. The deferred revenue relates to delivered elements that did not meet the previous separation criteria within ASC 605-25. Upon adoption of the provisions within ASU 2009-13, failing to adjust the deferred revenue to reflect the revenue associated with the delivered elements does not conform to the provisions of the ASU.

Alternative A — Adjustment of deferred revenue based on reallocation of arrangement consideration to all elements

Under this alternative, an entity would identify all of the elements in the arrangement (based on the terms of the modified contract), including those elements that were previously delivered, and reallocate the total arrangement consideration to these elements on the date of a material modification. While we believe that this approach is most consistent with the underlying principles contained in ASU 2009-13, we also acknowledge that it may be very difficult to apply in certain situations. Under this alternative, an entity would have to use the most appropriate information available to determine estimated selling price for each of the elements. One approach to applying this alternative would be to use current information for any undelivered elements as of the date of modification and historical information for the delivered elements (i.e., based on information that was available at the inception of the arrangement). However, entities may not have the historical information necessary to apply this approach, especially for longer-term contracts. In such situations, an entity may determine that using current information for all elements is the most appropriate basis for determining estimated selling price. However, this approach also has its limitations, as current data may not provide relevant information for all delivered elements, particularly if their value has changed significantly since the inception of the contract.

We believe that entities that elect to follow Alternative A should consistently apply this approach in all situations where it is practicable, but in situations where it is not practicable, apply Alternative B.

The following example illustrates this concept:

Illustration 7-1

Facts:

Entity K entered into a long-term outsourcing agreement with Customer P in 2007 that included a significant upfront “build” of a hardware system (priced at $100 million) and five years of related services (priced at $225 million per year). Under the previous multiple-element arrangements guidance, Entity K was not able to separate the upfront hardware build from the on-going services because Entity K did not have evidence of fair value (VSOE or TPE) of the undelivered services. Therefore, Entity K accounted for the consideration received for the upfront hardware build as deferred revenue and recognized that revenue over the stated service period. These outsourcing agreements frequently provide customers the ability to renegotiate pricing and other terms of the agreement at specified points during the five-year service period, if market prices for similar services change significantly.

Entity K adopted the provisions of ASU 2009-13 as of the beginning of 2009. At the end of 2009, the contract was re-negotiated, and the price of the services was reduced by 20% (to $180 million per year) and an additional two years of services were added to the agreement. Entity K concludes that these changes to the contract constitute a material modification. At the date of the contract modification, Entity K has a $40 million deferred revenue balance relating to the delivered hardware.

Analysis:

Following the method described for Alternative A, Entity K would reallocate the entire amount of arrangement consideration to all of the identified deliverables. The total arrangement consideration on the date of modification is $1.495 billion, calculated as follows: $100 million for the hardware build, $225 million per year for the first three years of services and $180 million per year for the next four years of services.

In determining how to allocate the total arrangement consideration of $1.495 billion using the relative-selling-price method, Entity K will have to establish a consistent methodology for determining best estimate of selling price. Entity K may elect to base best estimate of selling price for the remaining four years of services on information available as of the date of material modification and base best estimate for the hardware build and the first three years of services on information that was available to Entity K when the contract was originally entered into in 2007. Under this approach, Entity K may determine that the best estimates of the hardware build and first three years of services (based on historical data) are $105 million and $230 million per year, respectively. Entity K may also determine that the best estimate of selling price for the last four years of services (based on current data) is $185 million per year. Using this information, Entity K would allocate the total arrangement consideration of $1.495 billion to the identified elements using the relative-selling-price method as follows:

Deliverable	Contract price (in 000s)	Estimated selling price (in 000s)	Percentage of total	Allocated consideration (in 000s)
Construction build	$100,000	$105,000	6.8%	$101,660
On-going services, years 1-3	675,000	690,000	45.0	672,750
On-going services, years 4-7	720,000	740,000	48.2	720,590
Total	$1,495,000	$1,535,000		$1,495,000

Based on the above relative-selling-price allocation, Entity K determined that, as of the contract modification date, revenue to be recognized on the undelivered services equals $720,590. As a result, Entity K would reduce the deferred revenue balance by $39,410, to $590 (such that remaining consideration to be received of $720,000 plus the deferred revenue balance of $590 equal the revenue allocated ($720,590) to the undelivered elements of the arrangement). The excess amount of $39,410 of deferred revenue would be recognized in revenue as of the date of the contract modification.

However, Entity K may not have the historical information needed to determine estimated selling prices for the delivered elements, especially because of the long-term nature of its contracts. As a result, Entity K may determine that using current information for all elements is the most appropriate basis for determining estimated selling price. However, this approach also has its limitations. For example, if Entity K determines its best estimate of selling price for hardware using cost plus an acceptable margin, the current cost of hardware components may not be comparable to the cost of those same components three years ago (and those components may not even be available today).

Alternative B — Adjustment of deferred revenue based on determination of estimated selling price for the undelivered elements

Alternative B focuses only on the undelivered elements in the arrangement at the time of the contract modification. While this approach may not align with the principles of the guidance in ASU 2009-13 as well as Alternative A, we believe this alternative is a more practical approach that does not conflict with the provisions of ASU 2009-13.

Under this approach, an entity would evaluate the remaining undelivered elements within the arrangement upon the material modification of a contract. The entity would determine an estimated selling price for each of those elements (using either VSOE, TPE or best estimate of selling price, whichever is appropriate). The entity would then ensure this amount is available for future revenue recognition, either through consideration still to be received or through the recognition of deferred revenue. To the extent that there is any excess deferred revenue at the date of contract modification, this amount would be recognized into revenue upon the material modification of the contract.

The following example illustrates this concept:

Illustration 7-2

Facts:

This example uses the same fact pattern as described in Illustration 7-1.

Analysis:

Under Alternative B, the entity determines that the best estimate of selling price of the remaining four years of services is $185 million per year, or $740 million. Pursuant to the contract, Entity K will receive $720 million in consideration from Customer P during the remaining service period. Therefore, Entity K determines that the deferred revenue at the date of contract modification should be $20 million. The excess $20 million in deferred revenue (i.e., the $40 million balance less the $20 million allocated to future deliverables) would be recognized in revenue as of the date of the contract modification.

Given the complexities surrounding the accounting for deferred revenue, we believe the disclosures of the accounting for deferred revenue when pre-ASU 2009-13 contracts are materially modified are extremely important. While not a specific requirement in ASU

2009-13, we believe that in order to comply with the objective of the transitional disclosure requirements, an entity should disclose both its accounting policy for treatment of deferred revenue upon material modification of a contract and the amount of revenue recognized during the period due to contract modifications. In addition, based on our discussions with the SEC staff, we believe the staff will expect robust disclosures within Management’s Discussion and Analysis within their Form 10-K (and Form 10-Q) to the extent that the recognition of deferred revenue upon material modification of contracts materially affects current year results and overall trends.

Supplement C

Question 25 of the PriceWaterhouseCoopers publication.

Question 24

Although ASC 605-25 provides guidance on allocating revenue, in a speech at the 2007 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff indicated that it may be appropriate to apply a similar approach in accounting for multiple-element litigation settlements. Consistent with ASC 605-25, the SEC staff noted that it would be acceptable to allocate consideration paid or received using relative fair values. However, the staff observed that it is often difficult to reliably estimate the fair value of the litigation component of a settlement. As a result, the staff indicated that to the extent one of the elements in the arrangement just can’t be valued, a residual approach may be a reasonable solution.

Does the issuance of ASU 2009-13 impact the accounting for multiple-element litigation settlements?

Interpretive response

We believe that generally a company would now follow the guidance in ASU 2009-13 when accounting for litigation settlements. However, in cases where a company could not establish a best estimate of selling price for one of the elements in a litigation settlement, such as the litigation component, consistent with the 2007 speech, a residual approach may be used to allocate the consideration paid or received.

Question 25

How does a company apply ASU 2009-13 to existing deferred revenue that relates to a revenue arrangement accounted for under the prior ASC 605-25 guidance or ASC 985 that is materially modified?

Interpretive response

ASU 2009-13 does not provide specific guidance on this issue. We believe there are two acceptable methods to account for existing deferred revenue as of the modification date.

Alternative 1- Reassess the arrangement under ASU 2009-13 as if all modifications since inception were part of the original arrangement. This would require determining BESP for all deliverables where VSOE or TPE is not available. Assumptions used in developing the BESP for a specific deliverable should reflect economic conditions as of the date such deliverable was included in the arrangement to the extent practicable. Total arrangement consideration would be allocated to each deliverable based on the relative selling price method. Any excess of recorded deferred revenue over the amount of deferred revenue computed under this transition method as of the modification date would be recognized as revenue in the period of modification.

Example 25.1

Facts - An existing arrangement provides for the sale of Product A and Service B for $200. Product A was delivered and all cash was paid to the vendor. Service B will be delivered over 4 years. The company did not have VSOE or TPE for either Product A or Service B, and, therefore, the entire $200 was deferred and is being recognized ratably over the 4-year term of

Service B. The contract was modified after the first year to reduce the term of Service B to 3 years and add Product C (to be delivered in 6 months). Total consideration was increased to $225, thus requiring the payment of an additional $25 to the vendor upon delivery of Product C. At the date of the modification, the company had recognized $50 of revenue, leaving $150 in deferred revenue. The company determines that BESP for Product A, Service B for three years, and Product C are $100 each.

Analysis and conclusion - Applying Alternative I would require the company to reevaluate the contract as if the terms of the modified arrangement were in existence at the inception of the arrangement. The company would allocate the $225 of total arrangement consideration using the relative selling price method, resulting in $75 each being allocated to Product A, Service B, and Product C.

At the time of the material modification, the company should have recognized $100 of revenue (related to the delivery of Product A, $75, and one year of Service B, $25). This would result in a cumulative catch-up adjustment to recognize an additional $500 of revenue at the date of the modification, reducing the deferred revenue balance from $150 to $100.

Alternative 2 - Establish the selling price for the undelivered items under the modified arrangement and recognize any excess of deferred revenue over the amount of the selling prices for the undelivered items as revenue at the date of modification. Under this approach, any discount in the arrangement would be allocated to the delivered items.

Example 25.2

Following the same fact pattern Example 25.1, Alternative 2 would be applied as follows:

Step 1: Calculate the deferred revenue balance at the date of the modification plus any additional amounts to be collected under the arrangement (and not yet in deferred revenue).

Deferred revenue balance	$150
Plus: Additional amounts to be collected	$25
$175

Step 2: Calculate the sum of selling prices established for the remaining undelivered items.

Service B for the remaining 2 years	$67	(1)
Plus: Product C	$100
	$167

(1) $100 BESP for 3 years of service/3 years x 2 years remaining = $67

Step 3: Calculate the excess of the amount calculated in Step 1 over the amount calculated in Step 2:

Step 1 amount	$175
Less: Step 2 amount	$167
Excess/(Shortfall)	$8

At the time of the material modification, the company should have recognized $58 of revenue (related to the delivery of Product A and one year of Service B), leaving the full selling price of the undelivered items to be recognized in the future upon delivery. This would result in a cumulative catch-up adjustment to recognize the excess of $8 as revenue at the date of the modification, resulting in a deferred revenue balance of $142 (which excludes the $25 of additional consideration not yet collected).

While Alternative 1 is conceptually more consistent with the guidance in ASU 2009-13, we believe either method is acceptable. Whichever method is selected constitutes an accounting policy election that should be applied consistently to similar arrangements.

When applying these alternatives, a company would need to consider the accounting for up-front fees as discussed in Question 43.

A material modification of an arrangement being transitioned to the new guidance would likely result in the recognition of some or all of the previously deferred revenue in situations where deferral was necessary due to an inability to establish VSOE or TPE. There could be circumstances where a material modification would result in the revenue that was recognized prior to modification being in excess of the revenue determined under either alternative above. In those situations, we generally believe a modification should not result in the reversal of previously recorded revenue.

Question 26

The new guidance is effective for revenue arrangements that are entered into or materially modified in fiscal years beginning on or after June 15, 2010. When is an arrangement considered to be materially modified?

Interpretive response

The determination of whether an arrangement has been materially modified is a matter of judgment and should be based on the individual facts and circumstances. We believe a materially modified arrangement would have all of the following characteristics:

•                              The modification affects the deliverables under the existing arrangement or there is a  pricing interdependency between the new deliverables and the existing deliverables.

•                              The modification is the result of a bona fide renegotiation.

•                              The modification is quantitatively material. The EITF did not provide guidance on what constitutes “material.” We believe materiality should be measured relative to the specific arrangement being modified.

•                              There is a substantive business reason for the modification. A modification made solely for the purpose of achieving an accounting result that lacks economic substance would not satisfy this criterion.

See Questions 27 through 32 for additional guidance.

Contract modifications should continue to be evaluated to determine whether a concession was granted to the customer and, if so, whether that concession affects the determination of whether arrangement consideration for future transactions meets the fixed or determinable fee and collectibility requirements.

Question 27

Would a renewal or extension of a service arrangement be accounted for as a new arrangement or a modification?

Interpretive response

Judgment would need to be applied to determine whether the renewal or extension is economically a separate purchasing decision with little or no interdependence on the existing arrangement, and thus, would be viewed as a new arrangement.

For example, the addition of a one-year renewal period to a multiple-year service contract towards the end of the original term at a selling price that represents fair value would generally be considered a new arrangement. In contrast, a renegotiation of a multiple-year service contract early in its term that results in a renewal period or

Supplement C

Question 7.2 of the KPMG publication.

Example 7.2:  Amendment Is Considered a Material Modification of the Original Arrangement

Description of the Arrangement

On June 30, 20X9, ABC Corp. entered into an arrangement with Customer Y to deliver one water metering device and five years of outsourced monitoring service for a non-refundable fee of $700. The contract prices are $200 for the device and $100 for each year of monitoring service. ABC accounted for this arrangement under ASC Subtopic 605-25 (pre-amendment, i.e., EITF 00-21). ABC delivered the water metering device on June 30, 20X9, and the five-year outsourced service period runs from July 1, 20X9 through June 30, 20Y4. Customer Y pre-paid the entire $700 on delivery of the water metering device. ABC concluded that it did not meet the separation criteria because it did not have VSOE or TPE for the outsourced service. ABC will recognize the $700 fee ratably over the five-year service period. In ifs financial statements for the year ended December 31, 20X9, ABC recognized revenue of $70 for this arrangement ($700 total arrangement consideration / 5 years x 0.5 years lapsed).

ABC adopts ASU 2009-13 prospectively on January 1, 20Y0. Two years into the arrangement, on July 1, 20Y1, ABC and Customer Y agree to amend the existing arrangement whereby ABC will deliver an additional water metering device to Customer Y and extend the outsourced services for two years for an additional non-refundable fee of $275. There are no stated prices for the individual deliverables in the amendment. However, at the time of the amendment, the vendor’s assessment of the selling price of what the market would bear for the monitoring service, had declined by about 25%. The additional water metering device is delivered to the customer on July 1, 20Y1.

Evaluation

When comparing the pricing for the services under the original arrangement to the pricing of those services under the amendment, it appears that the parties have effectively renegotiated the price of the remaining three years of outsourced services and extended the term an additional two years. Under the original arrangement, the pricing for one device and two years of outsourced services would have been $400 ($200 for the device and $100 per year for the monitoring service) compared with $275 ($200 for the device and $75 per year for the additional two years of service, less an apparent reduction of $25 on each of the remaining three years of service under the existing arrangement). We believe that ABC has substantively renegotiated its existing arrangement with Customer Y and can conclude that the original arrangement has been materially modified and should be accounted for under ASC Subtopic 605-25.

Question 7.2.  How should a vendor account for an existing arrangement under the prospective adoption method that did not previously meet the separation criteria under ASC Subtopic 605-25 (pre-amendment) when that arrangement is materially modified on or after the effective date?

Answer 7.2. This issue was not addressed by the EITF. Three potential views about how a vendor might account for deferred revenue from an existing arrangement that has been materially modified after adopting ASU 2009-13 have been identified. Under these views, the remaining deferred revenue from the original arrangement on the balance sheet would be added to any additional consideration under the modified arrangement to determine the total remaining revenue subject to recognition. This amount would be allocated to the units of accounting in the modified arrangement using one of these three methods:

•                  View A: Allocate all of the total remaining revenue to the remaining undelivered items required under the modified arrangement using the relative selling price method.

•                  View B: Allocate consideration to the undelivered items under the modified arrangement in an amount equal to the standalone selling prices (based on VSOE, TPE, or estimated selling price), and recognize the excess of the total remaining revenue over the total allocated to the undelivered items as revenue on the date of the material modification.

•                  View C: Allocate consideration to the undelivered items as if the modified arrangement had been accounted for under ASC Subtopic 605-25 from its inception (including all interim modifications), and recognize the excess of the total remaining revenue over the total allocated to the undelivered items as revenue on the date of the material modification.

For SEC registrants that could not previously separate multiple-element arrangements into separate units of accounting but can separate on the adoption of ASU 2009-13, based on informal discussions with the staff of the SEC, we understand that the SEC staff’s view is that View C generally would be the appropriate way to account for materially modified arrangements. View C will require a vendor to estimate the selling prices for all elements of the original arrangement plus any subsequent amendments (i.e., as if elements from subsequent amendments were known as of the date of the original arrangement) to perform the relative selling price allocation. This approach may be onerous in some cases, particularly for those arrangements that have been outstanding for a number of years or have been amended a number of times. The SEC staff has indicated that View B may also be an acceptable alternative in these situations. These views may evolve over time. This guidance is limited to circumstances in which a vendor could not previously separate multiple-element arrangements that were entered into before the adoption of ASU 2009-13 into separate units of accounting but can separate those elements under ASU 2009-13 and the arrangement is materially modified after the adoption of ASU 2009-13 on a prospective basis. In other fact patterns, for example, if the vendor could already separate before the adoption of ASU 2009-13 or if the vendor is still unable to separate after the adoption of ASU 2009-13, we believe that View A would be the appropriate method to account for arrangement modifications because the issue of migrating to a separation model when revenue has previously been deferred is not relevant.

There may be multiple approaches that a vendor could use to apply View C to determine the adjustment to record on the date of the modification:

•                  Roll Forward Approach. Determine how the arrangement would have been accounted for if the vendor had applied ASC Subtopic 605-25 as amended by ASU 2009-13 from its inception and roll that accounting forward to the date of the modification.

•                  Cumulative Arrangement Approach. Allocate total arrangement consideration from the original and modified arrangements to all deliverables under the arrangement as modified.

A vendor should estimate the selling prices of the original deliverables at the inception of the arrangement as well as any additional deliverables at the date of the modification. Depending on the specific facts and circumstances, the approach adopted, and the availability of reliable pricing data, it may be appropriate to use estimated selling prices at the date of the original arrangement, at the modification date, or a combination thereof. There should be a rational basis to support the approach used and it should be consistently applied to similar circumstances. Example 7.3 provides an illustration of the application of View C.

If significant, a vendor should disclose the method of accounting for materially modified arrangements and the effect on revenue recognized.

Example 7.3: Accounting for a Material Modification of an Arrangement

Description of the Arrangement

On June 30, 20X9, ABC Corp. entered into an arrangement with Customer Y to deliver one water metering device and five years of outsourced monitoring service for a non-refundable fee of $700. The contract prices are $200 for the device and $100 for each year of monitoring service. ABC accounted for this arrangement under ASC Subtopic 605-25 (pre-amendment, i.e., EITF 00-21). ABC delivered the water metering device on June 30, 20X9, and the five-year outsourced service period runs from July 1, 20X9 through June 30, 20Y4. Customer Y pre-paid the entire $700 on delivery of the water metering device. MC concluded that it did not meet the separation criteria because it did not have VSOE or TPE for the outsourced service. As a result, ABC is recognizing the $700 fee ratably over the five-year service period. In its financial statements for the year ended December 31, 20X9, ABC recognized revenue of $70 for this arrangement ($700 total arrangement consideration / 5 years x 0.5 years lapsed).

ABC adopts ASU 2009-13 prospectively on January 1, 20Y0. Two years into the arrangement, on Ju1y 1, 20Y1, ABC and Customer Y materially modify the arrangement to include the delivery of an additional water metering device and to extend the outsourced services for two years for an additional upfront non-refundable fee of $275.

At the date of material modification, July 1, 20Y1, ABC had $420 of deferred revenue remaining on its balance sheet ($700 total arrangement consideration / 5 years * 3 years remaining). ABC’s estimated selling price at the date of material modification is $235 for one water metering device and $80 for one year of outsourced service. Assume that at inception, the estimated selling price was $275 for one water metering device and $100 for one year of outsourced service.  Assume also that all other revenue recognition and separation criteria were met.

For purposes of the evaluation below, all amounts have been rounded to the nearest dollar.

Evaluation:  View C — Roll Forward Approach Using Selling Price Information as of Contract Inception and Material Modification Date

Under this approach, ABC would determine how it would have accounted for the arrangement under ASC Subtopic 605-25 (as amended by ASU 2009-13) from its inception.  ABC would have allocated revenue at inception as follows:

			Initial Relative
			Selling Price
	Selling Price	Ratio	Allocation
One water metering device	$275	35.48%	$248
Five years of outsourced services at $100 per year	500	64.52%	452
	$775	100.00%	$700

If ABC had accounted for this arrangement under ASC Subtopic 605-25 (as amended by ASU 2009-13) from its inception, after two years, ABC would have cumulatively recognized revenue of $429 ($248 for the water metering device and $181 for the first two of the five years of service) and would have had $271 of deferred revenue on its balance sheet. Therefore, at the date of the modification, ABC would recognize $149 of revenue (to reduce the deferred revenue balance from $420 to $271), combine the deferred revenue of $271 remaining from the original arrangement with the incremental revenue of $275 from the modification and allocate the total ($546) over the remaining undelivered items in the modified arrangement, as follows:

			Relative Selling
	Selling Price	Ratio	Price Allocation
Second water metering device	$235	37.01%	$202
Five years of outsourced services at $80 per year	400	62.99%	344
	$635	100.00%	$546

*Three remaining years from original contract plus two year extension

On delivery of the second water metering device on July 1, 20Y1, ABC would recognize revenue of $202, and the remaining $344 would be recognized over the remaining five year outsourced service period through June 30, 20Y6.

Evaluation View C — Cumulative Arrangement Approach Using Selling Price Information as of Contract Inception and Material Modification Date

Under this approach, ABC would allocate the total consideration under the modified arrangement to all deliverables under the modified arrangement, using the estimated selling prices at the inception of the arrangement for the items delivered before the date of the material modification, and using the current estimated selling prices for the items delivered after the date of the material modification.  The total arrangement consideration ($975, consisting of $700 from the original agreement plus $275 from the material modification) would be allocated to the deliverable as follows:

	Estimated		Relative Selling
	Selling Price	Ratio	Price Allocation
First water metering device - Estimated selling price at original arrangement date	$275	24.77%	$242
Two years of outsourced services – estimated selling price at original arrangement date ($100 per year)	200	18.02%	176
Second water metering device – estimated selling price at material modification date	235	21.17%	206
Five years of outsourced services – estimated selling price at material modification date ($80 per year)	400	36.04%	351
	$1,110	100.00%	$975

Based on this allocation, at the date of the modification, revenue attributable to the delivered items is $418 ($242 for the first water metering device and $176 for the first two of the original five years of outsourced service) and the deferred revenue balance should be adjusted to $282 ($700 upfront payment less $418 allocated to the delivered items).  Accordingly, at the date of the modification, ABC would recognize $138 of revenue to reduce the deferred revenue balance from $420 to $282.

On delivery of the second water metering device on July 1, 20Y1, ABC would recognize revenue of $206, and $351 ($282 new deferred revenue balance plus $275 payment under the modification less $206 recognized for the second water metering device) would be recognized over the remaining five-year outsourced service period.

If Information Is Not Available to Estimate the Selling Price of Deliverables as of the Inception of the Arrangement

Under either approach outlined above, if ABC did not have historical information available to estimate the selling price of its original deliverables as of the inception of the arrangement, ABC would use the estimated selling prices as of the date of the material modification to allocate arrangement consideration to all deliverables in the arrangement.

Evaluation: View B

Under View B, ABC would allocate arrangement consideration to the undelivered items in an amount equal to their estimated selling prices at the date of the material modification. The difference between the total arrangement consideration under the modified arrangement and the amount allocated to the undelivered items would be attributed to the delivered items.

As noted above, ABC determines at the date of the material modification that the estimated selling prices are $80 per year for the remaining five years of outsourced service (or $400 for five years) and $235 for the additional water metering device.

Under View B, at the date of material modification (before actual delivery of the second water metering device), ABC would decrease its deferred revenue balance from $695 ($420 deferred under the original agreement plus $275 of additional arrangement consideration received) to $635 ($400 for the estimated selling price of the outsourcing services and $235 for the estimated selling price of the water metering device) and would recognize the $60 difference as revenue.

On delivery of the second water metering device ABC would recognize revenue of $235, and $400 would be recognized over the remaining five year outsourced service period.

Question 7.3. Is the exercise of an option to renew a contract considered a new arrangement, an extension of an existing contract, or a modification?

Answer 7.3. The exercise of an option to renew a contract is generally considered a new arrangement unless the option was not considered substantive at the outset of the arrangement. Factors to consider in determining whether an option is substantive or not is discussed in Q&A 2.3.  If the option was not considered substantive at the outset of the arrangement because the customer was economically compelled to exercise, exercise of the option would be included in the accounting for the existing arrangement. In certain circumstances, all arrangement consideration from the original arrangement may have been deferred because an option was priced at a significant incremental discount, but the vendor could not estimate the discount to be deferred. In these cases, it may be appropriate to view exercise of the option as a material modification and apply the informal SEC guidance discussed in Q&A 7.2.

Question 7.4. Is a purchase order made under a master purchase agreement considered a new arrangement or a modification?

Answer 7.4. It depends. Some vendors enter into master purchase agreements with customers that specify the basic terms and conditions for subsequent transactions between the parties. Under these arrangements, customers request products through purchase orders that specify the products and quantities without executing a new contractual agreement. Generally, purchase orders executed under the master purchase agreement are considered standalone agreements. Thus, new purchase orders generally would be accounted for under the new guidance even if the master purchase agreement is unchanged unless they are in substance a single arrangement, in which case they should

Supplement C

Q&A 02 of the Deloitte publication.

605-25-65 (Q&A 02) — Transition for Materially Modified Revenue Arrangements

[Added May 21, 2010]

The following Q&A applies to entities that have adopted ASU 2009-13. Multiple-Deliverable Revenue Arrangements, which is effective for new or modified arrangements entered into in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. For transition guidance, see ASC 605-25-65-1.

ASU 2009-13 must be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless an entity elects retrospective application in accordance with ASC 250. Early adoption is permitted. The ASU does not specify how to account for an arrangement that is deemed to have been materially modified. In addition, because the ASU does not provide guidance on when changes to a contract are considered material modifications, entities must use professional judgment to determine when such modifications would be considered material (see 605-25-65 (Q&A 01)) and would be accounted for under the new accounting guidance.

Question

How does an entity account for an arrangement that is deemed to have been materially modified?

Answer

As noted above, ASU 2009-13 does not specify how to account for a revenue arrangement that was accounted for under ASC 605-25 (before the ASU’s amendments) if it is materially modified and now subject to the guidance in the ASU. For example, entities may have deferred revenue associated with an arrangement being accounted for in accordance with ASC 605-25 (before the ASU’s amendments). Once the ASU is effective, if the arrangement is materially modified, prospective application of the ASU is required. However, the ASU does not specify how deferred revenue associated with the arrangement should be adjusted (if at all) upon modification of the contract.

Informal discussions with the SEC staff have indicated that it would be appropriate to account for materially modified revenue arrangements by allocating to the deliverables (in periods both before and after the modification) the arrangement consideration on a relative-selling-price basis. Any amount of revenue allocated to previously delivered items in excess of the revenue actually recognized in the periods that preceded the modification is recognized in its entirety in the period the modification occurs. In applying such an approach, an entity’s objective would be to “true-up” deferred revenue to reflect the amount that would have been deferred had the guidance in the ASU been effective at the time the contract was executed.

While the SEC has noted that the above approach (“Approach 1”) is acceptable, it has also indicated that entities may use an approach in which they would account for the materially modified arrangement as a new arrangement and allocate the total arrangement consideration (defined as deferred revenue recorded on the balance sheet at the time of the modification and any remaining consideration due under the modified terms) to the remaining deliverables on the basis of their relative selling price (“Approach 2”). However, to the extent that total consideration (as defined above) exceeds the sum of the total selling prices for the remaining deliverables, that excess would be recognized in income in the period of the modification, with a corresponding adjustment to deferred revenue. If total consideration (as defined above) is less than the sum of selling prices for the remaining deliverables, a discount would result, which entities would allocate to the remaining deliverables by using the relative-selling-price method. Judgment may be necessary in the application of either of the approaches described herein.

Example

Consider an agreement that is “materially modified.” As of the date of the material modification, deferred revenue of $500 is recorded on the company’s balance sheet because there was no objective and reliable evidence of the fair value of the undelivered items. Also assume that the remaining deliverables under the arrangement have an aggregate selling price of $400 and that, had ASU 2009-13 been applied at the inception of the arrangement, the amount of deferred revenue recorded on the balance sheet as of the date the contract was modified would have been $50 rather than $500. The remaining consideration to be paid under the contract is $300.

Under Approach 1, a company would “true up” the deferred revenue balance to the amount that would have been recorded had ASU 2009-13 always been applied to the contract. Therefore, a company would record $450 as an adjustment to deferred revenue in the period the contract is modified, leaving a remaining deferred revenue balance of $50.

Under Approach 2, a company would also “true up” the deferred revenue balance, but the adjustment would be based on the selling price of the remaining deliverables only. That is, because the remaining deliverables have an aggregate selling price of $400 and the remaining consideration to be paid is $300, the company would adjust the deferred revenue balance from $500 to $100. The adjusted deferred revenue balance of $100, combined with the remaining consideration of $300 to be paid, would then equal the aggregate selling price ($400) of the remaining deliverables. Approach 2 is analogous to a “residual” type approach.

If an entity’s management believes that, because of certain facts or circumstances, using either of the above approaches to account for a materially modified revenue arrangement would be inappropriate or impractical, a discussion with a professional advisor and the SEC staff about the specific situation may be warranted.

Primary Reference: 605-25-65-1

Related Deloitte Guidance

Materially Modified Revenue Arrangements — 605-25-65 (Q&A 01)

FASB Codification References

ASC 250 — 250 Accounting Changes and Error Corrections

ASC 605-25-65 — 605 Revenue Recognition > 25 Multiple-Element Arrangements > 65 Transition

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